

# Montemayor Britton Bender PC

CERTIFIED PUBLIC ACCOUNTANTS

**KARISHA PBC**

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
AND
FINANCIAL STATEMENTS

31 DECEMBER 2020 AND 2019



# Montemayor Britton Bender PC
### CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Karisha PBC

### INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Karisha PBC, which comprise the consolidated balance sheets as of 31 December 2020 and 2019, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Montemayor Britton Bender PC*

13 August 2021
Austin, Texas

**2110 BOCA RATON DRIVE**
**BUILDING B, SUITE 102**
**AUSTIN, TEXAS 78747**
**PHONE: 512.442.0380**
**FAX: 512.442.0817**
**www.montemayor.team**

# KARISHA PBC

CONSOLIDATED BALANCE SHEET

31 DECEMBER 2020 AND 2019

|  | 2020 | 2019 |
|---|---|---|
| **ASSETS** | | |
| Cash | $1,365,886 | $5,414 |
| Accounts receivable | 41,318 | 11,470 |
| Other current assets | 8,288 | 0 |
| Fixed assets | 1,595,155 | 1,165,853 |
| | $3,010,647 | $1,182,737 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES | | |
| Accounts payable | $28,566 | $49,347 |
| Accrued payroll | 2,553 | 0 |
| Amounts due to related parties | 231,913 | 220,567 |
| Loans  payable | 1,516,445 | 0 |
| | 1,779,477 | 269,914 |
| STOCKHOLDERS' EQUITY | 1,231,170 | 912,823 |
| | $3,010,647 | $1,182,737 |

**KARISHA PBC**

CONSOLIDATED INCOME STATEMENT

YEAR ENDED 31 DECEMBER 2020 AND 2019

|  | 2020 | 2019 |
|---|---|---|
| REVENUE |  |  |
| Contributions Austin small business relief grant | $19,849 | $0 |
| Contributions | 15,100 | 1,000 |
| Other | 3,832 | 0 |
|  | 38,781 | 1,000 |
| EXPENSES |  |  |
| Legal and professional services | 12,450 | 72,433 |
| Payroll expenses | 48,091 | 60,542 |
| Contractors | 0 | 19,235 |
| Office supplies and software | 3,763 | 5,359 |
| Advertising and marketing | 4,597 | 0 |
| Professional development | 1,754 | 0 |
| Other | 2,495 | 4,916 |
|  | 73,150 | 162,485 |
| NET INCOME | ($34,369) | ($161,485) |

**KARISHA PBC**

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2020 AND 2019

|  | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |
| Net income | ($34,369) | ($161,185) |
| Change in accounts receivable | (29,848) | (11,470) |
| Change in other current assets | (8,288) | 0 |
| Change in accrued payroll | 2,553 | 0 |
| Change in accounts payable | (20,907) | 49,347 |
|  | (90,859) | (123,308) |
|  |  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES** |  |  |
| Payments received on notes receivable | 0 | 7,985 |
| Purchases of fixed assets | (539,742) | (1,164,067) |
|  | (539,742) | (1,156,082) |
|  |  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES** |  |  |
| Proceeds from debt | 1,510,562 | 79,361 |
| Proceeds from common stock issuance | 480,511 | 1,156,704 |
|  | 1,991,073 | 1,236,065 |
|  |  |  |
| NET CHANGE IN CASH | 1,360,472 | (43,325) |
|  |  |  |
| BEGINNING CASH | 5,414 | 48,739 |
|  |  |  |
| ENDING CASH | $1,365,886 | $5,414 |

# KARISHA PBC

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### YEARS ENDED 31 DECEMBER 2020 AND 2019

| | Common Stock Shares Outstanding | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at 31 December 2018 | 100,782 | $1,013 | $32,252 | ($115,966) | ($82,701) |
| Common stock shares issued | 22,120 | 216 | 1,156,789 | 0 | 1,157,005 |
| Net loss | 0 | 0 | 0 | (161,485) | (161,485) |
| Balance at 31 December 2019 | 122,902 | 1,229 | 1,189,041 | (277,451) | 912,819 |
| Common stock shares issued | 6,413 | 64 | 352,656 | 0 | 352,720 |
| Net loss | 0 | 0 | 0 | (34,369) | (34,369) |
| Balance at 31 December 2020 | 129,315 | $1,293 | $1,541,697 | ($311,820) | $1,231,170 |

See accompanying notes and Independent Accountant's Review Report.

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE 1: ORGANIZATION**

Karisha PBC (Karisha) is a public benefit corporation formed under the laws of the State of Texas in April 2015, and is located in Austin, Texas. Karisha promotes a new model of health care, which integrates traditional western medicine with Eastern and holistic healing practices to achieve optimal health and healing in the way that works best for patients. Karisha offers pediatric, internal medicine, gynecological, obstetric (prenatal), and acute care services. Karisha has not started its principal operations and no service revenues will be generated until 2021.

In 2019 Karisha purchased 100% of 5100 Springdale, LLC membership interest. As 100%, owner the financial statements are consolidated, herein referred to as Karisha, and inter-company balances have been eliminated in the consolidation. The accompanying consolidated financial statements report all activity.

Karisha's activities are subject to significant risks and uncertainties, including failing to establish financial stability in order to begin offering its services.

**NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BASIS OF ACCOUNTING

Karisha uses the accrual basis of accounting to prepare financial statements. Contributions are recorded when received. Expenses are recorded when incurred regardless of when paid.

ESTIMATES

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management must make estimates based on future events that affect the reported amounts of assets and liabilities. Actual results could differ from these estimates.

INCOME TAXES

Under the provisions of the Internal Revenue Code, Karisha is a C corporation subject to federal and state tax laws, including franchise tax laws. For federal income tax purposes, a C corporation is recognized as a separate taxpaying entity. The profit of a corporation is taxed to the corporation when earned, and then is taxed to the shareholders when distributed as dividends.

SUBSEQUENT EVENTS

Karisha has evaluated subsequent events as of the date of the independent accountant's review report, the date the financial statements were available to be issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE 2:** **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Expenditures for maintenance and repairs are recognized as expense when incurred while renewals and betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the respective assets.

**NOTE 3:** **AMOUNTS DUE TO RELATED PARTIES**

|  | 2020 | 2019 |
|---|---|---|
| At 31 December 2020 and 2019, amounts were advanced to Karisha from the President and CEO. The advance is unsecured. | $181,913 | $170,567 |
| At 31 December 2020 and 2019, amounts were advanced to Karisha from a relative of the President and CEO. The advance is unsecured. | 50,000 | 50,000 |
|  | $231,913 | $220,567 |

**NOTE 4:** **CONCENTRATION**

One grant makes up 51% of total revenue received during 2020. In 2020, one loan makes up 99% of loans payable.

As of 31 December 2020, Karisha had cash balances of approximately $786,910 in excess of FDIC coverage.

**NOTE 5:** **FIXED ASSETS**

|  | 2020 | 2019 |
|---|---|---|
| Land | $1,000,010 | $1,000,010 |
| Construction in progress | 595,145 | 164,057 |
| Equipment | 0 | 1,786 |
|  | $1,595,155 | $1,165,853 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE 6: LOANS PAYABLE**

Karisha received a $16,445 loan from the Small Business Administration as part of the *Coronavirus Aid, Relief and Economic Security Act's* Paycheck Protection Plan. The loan is unsecured, nonrecourse, accrues interest at one percent per annum. Under the terms of the loan, a portion or all of the loan is forgivable to the extent that the loan proceeds are used to fund qualifying payroll, rent, and utilities during a designated period determined by the Small Business Administration. Loan was forgiven subsequent to year-end. $16,445

On 29 January 2020, Karisha entered into a $1,500,000 loan agreement with Prestamos Sub-CDE 9, LLC. The loan bears a 4.50% annual maturity due in quarterly, interest-only payments of $16,875. Interest only payments are due on the first day of each March, June, September, and December beginning on the date of the loan through maturity on 24 September 2026. Karisha shall not prepay or make any advanced payments without prior consent and loan is due in full upon maturity. 1,500,000

$1,516,445

**NOTE 7: CONTRACT COMMITMENT**

On 8 June 2020, Karisha entered into a contract with a construction company to manage a construction project. The total contract commitment, at 31 December 2020, is approximately $7,500 for preconstruction phase and 3% of the cost of work for the construction phase. The cost of work is estimated to be $6,672,358.

On 21 July 2020, Karisha entered into a contract with an architect to design a new medical facility for Karisha. The total contract amount is $184,310 to design the project. The remaining commitment at 31 December 2020 is $72,017.

**NOTE 8: DEFERRED INCOME TAXES**

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The only component of Karisha's deferred taxes is an asset which is the result of the capitalization of organization costs and start up costs on the IRS Form 1120, as opposed to these costs being expensed as incurred for financial reporting under generally accepted accounting principles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**NOTE 8:   DEFERRED INCOME TAXES**

| Deferred tax assets: | 2020 | 2019 |
|---|---|---|
| Organizational and start up costs | $24,353 | $24,353 |
| Less:  Valuation allowance | (24,353) | (24,353) |
| | $0 | $0 |

For Federal income tax purposes Karisha generated a net operating losses of $156,314 and $71,352 for 2019 and 2020, respectively. Therefore there is no income tax expense for either year. There was no carryback period, and the carryforward period is indefinite.